Mail Stop 3561

July 23, 2009

Gregory T. Stevens, Esq.
Executive Vice President, General Counsel and Secretary
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, TN 37214

> **Re:** **Emdeon Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 9, 2009**
> **File No. 333-153451**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Unaudited Pro Forma Financial Information, page 49

1. We note your response to comment four in our letter dated July 2, 2009 that you will provide us with the estimated payment amounts by category once a price range for your Class A common stock has been determined. We acknowledge receipt of your letter dated July 20, 2009. In this regard, please provide a complete response to comment 54 in our letter dated October 10, 2008.

Business, page 81

Our Industry, page 82

2. We note that, in response to the second bullet in comment 3 of our letter dated July 2, 2009, you have revised your disclosure to indicate that it is your belief that "pharmacists must increasingly be able to efficiently process transactions." However, our comment referred to the statement that there is an "increasing

number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists." Please either revise that claim as a belief or provide additional support for that statement.

3. We received the materials supporting the third and fourth bullets in comment 3 of our letter dated July 2, 2009. Please clarify your disclosure to indicate that the $35 billion estimated to be spent by the federal government on promoting healthcare information technology through ARRA is estimated to be spent over the next decade.

Audited Consolidated Financial Statements

4. Please include a vertical black line between the Successor and Predecessor financial information to emphasize to readers that the basis between these two periods differs and are not comparable.

Notes to Consolidated Financial Statements, page F-7

5. Please provide disclosure of your significant acquisition of eRx Network L.L.C on July 2, 2009. In addition to the disclosure of this acquisition that you have provided in your unaudited interim financial statements, please include disclosure here to clarify whether you acquired all of the voting equity interests and the acquisition-date fair value of the total consideration transferred. Refer to paragraph 68 and 70 of SFAS 141R.

4. Business Combinations, page F-16

6. We note your response to comment 19 in our letter dated July 2, 2009. We are still considering your response as well as the supplementary information provided by you in our conference call on July 20, 2009. We may have further comment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibits, page II-3

8. Please ensure that you file all schedules and exhibits to the exhibits to your filing. See Item 601(b)(10) of Regulation S-K. As examples only, we note that you have not provided various exhibits to the Form of Stockholders Agreement filed as Exhibit 10.2 to the filing, or the schedules to the Form of Reorganization Agreement filed as Exhibit 10.9 to the filing. Please review the agreements filed as exhibits to your filing, and re-file complete agreements.

Exhibit 2.3

9. Item 601(b)(2) of Regulation S-K permits the omission of schedules or similar attachments, provided the exhibit filed contains a list briefly identifying the contents of all omitted schedules and similar attachments and an agreement to furnish a copy of any omitted schedule and similar attachment to the Commission upon request. Indicate by footnote or otherwise that you will furnish a copy of any omitted schedule or similar attachment to the Commission upon request.

Schedule I – Condensed Financial Information of Emdeon Inc. (Parent Only), page II-6

9. Please provide us a detailed reconciliation of your Investment in subsidiaries reflected on the condensed balance sheets from December 31, 2007 to December 31, 2008.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP